UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Changyou.com Limited
(Name of Issuer)

Class A ADR Ordinary Shs
(Title of Class of Securities)

15911M107
(CUSIP Number)

Gary Penning
CCO, Psquared Asset Management AG
Dufourstrasse 43, Zurich, 8008
Switzerland
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15911M107	13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PSQUARED ASSET MANAGEMENT AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
SWITZERLAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 Class A ADR Ordinary shs

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
0 Class A ADR Ordinary shs

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Class A ADR Ordinary shs

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (see instructions)
1A

CUSIP No. 15911M107	13G	Page 3 of 6

Item 1(a).	Name of Issuer:

                        Changyou.com Limited (the "Company")

Item 1(b).	Address of Issuer's Principal Executive Offices:

  The Company's principal executive offices are located at Changyou Creative Industrial Park, 65 Bajiao East Road, Shijingshan District, Beijing 100043, People's Republic of China.

Item 2(a).	Name of Person Filing:

 PSquared Asset Management AG

Item 2(b).	Address of Principal Business Office or, if none, residence:

 Dufourstrasse 43, Zurich, 8008, Switzerland

Item 2(c).	Citizenship:

 PSquared Asset Management AG is a Swiss registered company.

Item 2(d).	Title of Class of Securities:

 Class A ADR Ordinary Shares

Item 2(e).	CUSIP Number:

 15911M107

CUSIP No. 15911M107	13G	Page 4 of 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

Item 4.	Ownership.

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has: 0

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

CUSIP No. 15911M107	13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 n/a

Item 8.	Identification and Classification of Members of the Group.

 n/a

Item 9.	Notice of Dissolution of Group.

 n/a

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 15911M107	13G	Page 6 of 6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

23/01/2019
Date

/s/ G Penning
Signature

Gary Penning CCO
Name/Title